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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For           PRESS RELEASE ISSUED ON MAY 7, 2001
    ------------------------------------------------------

         QUEBECOR WORLD INC. (FORMERLY KNOWN AS QUEBECOR PRINTING INC.)
    ------------------------------------------------------------------------
                 (Translation of Registrant's Name into English)

               612 SAINT-JACQUES STREET, MONTREAL, QUEBEC, H3C 4M8
       ------------------------------------------------------------------
                     (Address of Principal Executive Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)


Form 20-F                                    Form 40-F    X
         -----                                          -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


Yes                                 No    X
   -----                                -----

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                                  Press Release
                                       of
                               QUEBECOR WORLD INC.
                   (Formerly known as Quebecor Printing Inc.)
                             Filed in this Form 6-K


Documents index

1.       Press Release dated May 7, 2001 (#12/01)

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                              [LOGO QUEBECOR WORLD]
MAY 7, 2001                                                                12/01


FOR IMMEDIATE RELEASE                                                Page 1 of 1

               QUEBECOR WORLD EXPANDS FACILITIES IN LATIN AMERICA

                 WITH SIGNING OF ARGENTINEAN PRINTING AGREEMENT

MONTREAL & BUENOS AIRES - Quebecor World Inc. today announced a further expansion of its Latin American operations as a result of the signing of a ten year (5yr. + 5yr.) printing agreement with Editorial Estrada, a leading Argentinean publisher of school textbooks. The contract is valued at over US$30 million through its term, and services offered by Quebecor World under the terms of the contract will be invoiced in $US. As part of the agreement Quebecor World will acquire the printing assets of Editoria Estrada which will be redeployed to existing book manufacturing facilities in Bogota, Colombia and Buenos Aires, Argentina, thereby reducing overhead costs and improving the economies of scale in the existing plants.

Guy Trahan, President of Quebecor World Latin America stated, "This agreement will permit Editorial Estrada to focus on its core competency, the publication of high quality educational materials. Quebecor World will assume the production of these textbooks in its specialized and highly efficient Latin American book network."

Two press lines are being redistributed to Bogota and one press line to Quebecor World's plant in Argentina. This will improve distribution and further enhance our manufacturing flexability.

Quebecor World Latin America prints more than fifty million books a year in a network of facilities in Sao Paulo, Brazil; Bogota, Colombia; Lima, Peru; Santiago, Chile and Queretaro, Mexico. Across Latin America, the unusually young average age of the population has led to a strong increase in government support for education. This has resulted in a rapid increase in textbook printing. This strong market demand for educational products in Latin America and the specific Estrada contract volumes will make Quebecor World one of the largest producers of textbooks in Latin America.

Quebecor World Inc. (NYSE, TSE: IQW) is the largest commercial print media services company in the world. The Company is a leader in most of its major product categories, which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. The Company has more than 43,000 employees working in more than 160 printing and related facilities in the United States, Canada, France, the United Kingdom, Spain, Switzerland, Austria, Sweden, Finland, Brazil, Chile, Argentina, Peru, Colombia, Mexico and India.

Web address: www.quebecorworld.com

                                     - 30 -

FOR FURTHER INFORMATION, PLEASE CONTACT:


JEREMY ROBERTS                      TONY ROSS                     GUY TRAHAN
Director Corporate Finance and      Director, Communications      President,
Investor Relations                  Quebecor World Inc.           Quebecor World Latin America
Quebecor World Inc.                 (514) 877-5317                (011) 54-11-4313-7107
(514) 877-5118                      (800) 567-7070
(800) 567-7070


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                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                               QUEBECOR WORLD INC.



                      By:    /S/ MARIE D. HLAVATY
                             --------------------
                      Name:        Marie D. Hlavaty
                      Title:       Vice President, General Counsel & Secretary



Date: May 10, 2001